October 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	FS Credit Real Estate Income Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2023

File No. 000-56163

Dear Sir or Madam:

This letter sets forth the response of FS Credit Real Estate Income Trust, Inc. (the “Company”) to the correspondence from the United States Securities and Exchange Commission (the “SEC”) dated September 18, 2024 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). The comment is set forth below and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1. We note the language in the certifications, filed as Exhibits 31.1 and 31.2, does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note the certifications do not include the language in paragraph 4(b) referring to internal control over financial reporting. Please file an amendment to your annual report that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that your amended annual report must contain full Item 9A disclosures as well as your financial statements. We also refer you to Question 246.13 of the Regulation S-K Compliance and Disclosure Interpretations. Additionally, please ensure that all certifications are filed as exhibits to the amended annual report and not at the end of the annual report.

Response: The Company acknowledges the SEC’s comment and today has filed Amendment No. 1 to the Form 10-K to include new certifications, filed as Exhibits 31.1 and 31.2.

Please contact me if you should need additional information or should you have any questions.

October 2, 2024

Very truly yours,

FS Credit Real Estate Income Trust, Inc.

/s/ Christopher Condelles
Christopher Condelles Chief Financial Officer